Filed by OrthoLogic Corp.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Chrysalis BioTechnology, Inc.
Commission File Number: 0-21214

Important Acquisition Information

Investors and holders of CBI securities are strongly advised to read the registration statement and the final prospectus to be filed by OrthoLogic with the SEC and any other relevant documents filed with the SEC, as well as any amendments and supplements to these documents, because they will contain important information. Upon filing, investors and holders of CBI securities may obtain free copies of the registration statement, the final prospectus, and other relevant documents filed with the SEC, at the SEC’s web site as www.sec.gov. The final prospectus and other transaction-related documents will be distributed to CBI security holders and may be obtained for free from OrthoLogic Corp. at the following address: 1275 W. Washington Street, Tempe, AZ 85281; telephone 602-286-5520.

The transcript of the OrthoLogic Corp. First Quarter 2004 Earnings call dated April 29, 2004 is set forth below.

OrthoLogic Corp.
First Quarter 2004 Earnings
April 29, 2004

Operator: Good morning and welcome to the OrthoLogic Corp. First Quarter 2004 Earnings Conference Call. At this time all participants have been placed on a listen-only mode and the floor will be open for questions following the presentation. It is now my pleasure to turn the floor over to your host, Larry Delaney with the Berlin Group. Sir you may begin.

Larry Delaney: Thank you and good morning. Thanks for joining us to discuss, with management of OrthoLogic, the first quarter 2004 results as well as the company’s definitive agreement to acquire Chrysalis BioTechnology Incorporated. OrthoLogic’s management will provide an overview of the results and then we’ll open up the call to your questions.

     But first, statements in this conference call or otherwise attributable to OrthoLogic regarding the business, that are not historical facts are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements involve risks or uncertainties that could cause actual results to differ materially from predicted results. These risks are discussed in our

Form 10K for the fiscal year ended December 31st 2003 and other documents we file with the SEC.

     With that I’ll turn the call over to Tom Trotter, the President and CEO.

Thomas Trotter: Thank you Larry. Good morning. Thank you for joining us for our first quarter 2004 earnings conference call. Joining me on the call this morning are: Sherry Sturman, Senior Vice President and Chief Financial Officer; and Doctor Jim Ryaby, Senior Vice President and Chief Technology Officer.

     Following my opening remarks, Sherry will provide additional financial information and Jim will offer an update on the Chrysalin product platform. Then, prior to moving on to your questions, I will re-issue financial guidance for 2004.

     Before addressing the first quarter results I would like to make several comments regarding the announcement this morning of our signing a definitive agreement to acquire the assets of Chrysalis BioTechnology Inc. (CBI). This acquisition represents a major achievement and a critical milestone in the overall strategic re-positioning of OrthoLogic as a late-stage drug development company. We see numerous important benefits that will come with the acquisition of CBI and I would like to list several of them now.

     First, transaction will significantly expand the Chrysalin product platform to include all potential worldwide medical indications for Chrysalin or TP508. OrthoLogic will also gain the manufacturing rights as well as the manufacturing margin, associated will all potential future Chrysalin products. Our royalty rates will be reduced and all future milestone payments, eliminated. OrthoLogic will have the ability to sub-license any Chrysalin indication for any Chrysalin product in any geographic region, worldwide. We will have the ability to form partnerships or joint ventures for any Chrysalin potential product in any geographic region, worldwide. We will control all Chrysalin TP508 intellectual property rights for patent filing and other legal purposes. OrthoLogic will gain important additional pre-clinical and clinical data developed by CBI for several new potential indications beyond orthopedics. Finally the acquisition will give OrthoLogic significant additional technical and scientific expertise.

     During the next several months we will evaluate all of the CBI Chrysalin based programs and determine how best to proceed regarding potential commercialization. We will be in a better position to comment on the status of each of these programs, later this summer. However we believe that several programs, already underway, have outstanding potential for future commercialization most notably those for oral/maxillofacial, myocardial revascularization and wound healing indication.

     From a financial perspective, as outlined in the press release this morning, the planned acquisition includes: 2.5 million in cash at closing for

CBI shareholders, 25 million in OrthoLogic common stock for CBI shareholders but the number of shares to be determined prior to the closing subject to a collar, 7 million in additional OrthoLogic common stock depending upon the occurrence of certain future events. I’ll also mention that these numbers will be reduced by approximately 5% to account for OrthoLogic’s exiting ownership in CBI, which came as a result of our 1998 equity investment in the company. In a moment Sherry will provide you with additional financial details regarding the definitive agreement.

     Turning to the results for the first quarter of 2004 we continued to make notable progress in our development efforts, the Chrysalin product platform. In a moment Jim will update the status of the human clinical trials for fracture repair and spinal fusion as well as comment on the continuing pre-clinical activities of cartilage, ligament and tendon repair.

     OrthoLogic’s net loss for the first quarter was 3.2 million or 9 cents per share, which was somewhat lower than what we had initially anticipated. In addition we ended the first quarter with approximately 120 million in cash and cash investments and no long term debt. I will now turn the call over to Sherry who will provide you with additional financial information. Sherry?

Sherry Sturman: Thank you Tom. Good morning, we area very excited about the pending acquisition of CBI. Prior to discussing the financial effects of the acquisition I will first provide a brief overview of OrthoLogic’s financial results from the first quarter.

     The net loss on our statement of operations is 3.2 million for the first quarter. With the sale of the bone device business in the fourth quarter of 2003 the company no longer has sales or growth profit from sales to report. The prior year sales and expenses from the bone device business are consolidated in the discontinued operations lines.

     The administrative costs for the first quarter of 2004 were 555,000 compared to the 1.3 million attributed to the continuing operations from the first quarter of 2003. In 2003, prior to the sale of the bone device business, the company had more administrative overhead that was not directly attributable to the research and clinical programs. This year all administrative functions are focused on our research and clinical programs with more of these costs directly allocated to R&D.

     In the research and development areas the company spent 3.4 million in the first quarter of 2004 compared to 1.4 million in the same period of the prior year. The increase is due to significantly more of the company’s resources being spent on our development programs and clinical trials during this quarter as opposed to the prior period.

     We collected an additional 111,000 during the quarter for the payments related to the settlement of the CPM divestiture in 2001. Our cash and investments earned a net 306,000 in interest during the quarter. The company recognized a tax benefit of 294,000 this quarter. The tax benefit represents a refund we are receiving from the Ontario Tax Department from our previously held Canadian subsidiaries prior to the divestiture of the CPM business.

     The net loss per share for the first quarter is 9 cents compared to a net loss of 5 cents during the same period of the prior year for continuing operations. Turning the balance sheet our total cash investments as of March 31 was 120 million. A decrease in our cash flow from operations was off set this quarter by both stock option exercises from the terminated employees as a result of the sale of the bone device business and the collection of the remaining Medicare receivables after the sale. We collected approximately 750,000 in Q1 from the receivables with approximately 200,000 yet to collect in the future quarters.

     The closing of the acquisition of CBI is expected to occur during the third quarter of this year. OrthoLogic’s financial position will not change significantly with the acquisition. The initial payment of 25 million in common stock and 2.5 million in cash will be allocated to the value of some tangible assets, but primarily the purchase price will be allocated to the value of the intellectual property rights, the Chrysalin trademark and the in process R&D with some amount allocated to good will.

     CBI has several ongoing R&D programs with emphasis in oral/maxillofacial, myocardial revascularization and wound healing. The valuation of price to the in process R&D will be expensed at the time of the purchase. The company currently estimates up to one fifth of the asset purchase price will be expensed at the time of the acquisition related to the work connected with these programs. The contingent payment of 7 million in common stock will not be recognized at the time of the acquisition since the payment is contingent upon certain events occurring in the future.

     OrthoLogic currently has diluted shares outstanding of 35.3 million. The dilution effect of the acquisition of CBI is expected to be in the range of an additional 3 to 3.7 million shares, resulting in the diluted shares outstanding being approximately 38.3 to 39 million shares after the close. The costs related to the ongoing CBI development program are not expected to significantly change our anticipated cash burn rate for the current year. The 2.5 million up-front payment and the initial costs related to the sale are anticipated to total approximately 3.5 million. We currently project that our year ending cash balance should be in the range of 98 to 100 million.

     That concludes my summary, back to you Tom.

Tom Trotter: Thank you Sherry. Doctor Ryaby will now provide you with an update on the Chrysalin product platform. Jim?

Jim Ryaby: Thank you Tom. Good morning, we made significant progress on our Chrysalin product platform this past quarter. As an overview of the

Chrysalin program we envision 5 orthopedic indications in the product pipeline for Chrysalin. These are: fracture repair, spine fusion, cartilage defect repair, ligament repair and tendon repair.

     Our most advanced clinical program is for the fracture repair indication with a phase 3 clinical trial well underway. We expect to enroll approximately 500 patients in this trial. More than half the patients have been enrolled in the study and our expectation is to complete enrollment in the late summer, early fall timeframe. To date, no adverse events related to Chrysalin have been reported in this study and patient compliance for follow-up requirements has been excellent. In addition we expect to have a protocol completed for a second randomized multi-center clinical trial expected to appear before the end of the second quarter and plans to begin enrollment in the study in the second half of this year.

     During the first quarter we announced an alternative strategy for our potential Chrysalin products, for spinal fusion, that may enable us to optimize development programs for this indication. Following a meeting with the FDA earlier this year, we decided to limit enrollment in our current phase 1 to human clinical trials to patients already enrolled in the study. Data from this initial trial will be available next summer after the 12 month follow-up is completed. We are also now proceeding with plans for additional pre-clinical studies to support a new human clinical trial evaluating Chrysalin from an inter-body fusion indication. We plan to begin this trial before the end of 2005.

     The third potential indication in the Chrysalin product platform is the use of Chrysalin for cartilage defect repair. We will be presenting additional pre-clinical results for this indication at the upcoming International Cartilage Repair Society meeting to be held in Gent, Belgium next month. Our goal remains to submit an IND application, and that’s going to be a new drug application for our cartilage defect repair indication before the end of this year and to being a human clinical trial in 2005.

     The fourth and fifth indications for ligament and tendon repair present major opportunities for OrthoLogic in the orthopedic soft tissue repair arena. We plan to initiate the pre-clinical studies for both of these indications this summer. In conclusion, we continue to make excellent progress in our orthopedic focused pre-clinical and clinical studies of Chrysalin and are very excited about the significant potential of the Chrysalin product pipeline. Our research and clinical work to date indicates that Chrysalin has a novel and compelling mechanism of action, is effective in multiple relevant orthopedic animal models, Chrysalin has an excellent safety profile and Chrysalin has demonstrated preliminary efficacy in an initial human clinical trials for acceleration of fracture repair.

     Before turning the call back over to Tom, I would also like to offer a few comments about the announcement regarding CBI this morning. We have been working closely with the scientific and technical team at CBI since 1998 and I am impressed with their capability and expertise. This acquisition will bring to OrthoLogic added expertise in critical areas such as: biomaterials, chemistry, pharmacokinetics and toxicology, which will significantly complement and enhance the capabilities of our basic research, pre-clinical development and clinical team. I believe that this acquisition will allow us to optimize the potential commercialization of the Chrysalin product platform.

     Tom, back to you.

Tom Trotter: Thank you Jim. Before moving on to your questions, I will now provide you with financial guidance for the balance of 2004. We are reiterating our projection of a net loss of 22 to 23 million for this year resulting in an annual net loss of approximately 65 to 68 cents per share, exclusive of the CBI acquisition cost.

     At this time operator, we will now open up the call for questions.

Operator: Thank you the floor is now open for questions, if you have a question please press ‘*’ ‘1’ on your touchtone phone at this time. If at any point your question is answered you may remove yourself from the queue by pressing the ‘#’ key. Questions will be taken in the order they are received. We do ask that while you pose your question pick up your handset to provide optimum sound quality. Please hold while we poll for questions.

     Thank you, our first question is coming from Eric Miller of Heartland Advisors, please pose your question.

Eric Miller: Yeah, congratulations on the move there Tom. Um, how does the broadening of the platform now change sort of the dynamics as you, you know sort of look at partnering opportunities some times down the road?

Tom Trotter: Thank you Eric, well it obviously broadens them significantly. We have clearly been involved in discussions on partnering opportunities for the orthopedics side of the business and the indications that we have been working on and as we’ve indicated in past conference calls, as conversations have included discussions with both pharma companies and large orthopedic players. Chrysalis on the other hand has been concentrating in the areas of wound healing, particularly diabetic ulcer and cardiovascular indication, myocardial revascularization as well as oral/maxillofacial indications. And their discussions have been with a different set of potential partners who are interested in those areas, although there may be some overlap.

     What we’re going to do now, as we evaluate this over the next several months, is have the benefit once the closing occurs, of understanding exactly where their discussions are and at what level they’re at. And we will then combine that information with the knowledge we have and then through our Board we will make a strategic decision relative to which of the indications we feel are the ones we want to pursue ourselves, which ones we may feel would be most advantageous pursuing in either partnership or joint ventures. So to answer your question, we need a little more time, Eric really to understand that but basically this is a significant broadening of the potential for those types of arrangements.

Eric Miller: Okay thanks.

Operator: Thank you our next question is coming from Chris Shibutani of JP Morgan. Please pose your question.

Chris Shibutani: Thank you very much. Congratulations Tom, many accomplishments over several years.

Tom Trotter: Thank you, Chris.

Chris Shibutani: Um, I apologize if I missed some of the discussion from the call, I joined a bit late. Could you remind me a little bit about manufacturing issues, particularly to begin to broaden your clinical trials plans what is, what should we understand about manufacturing of the different formulations of Chrysalin and perhaps plans that you have as we push now into the later parts of phase 3.

Tom Trotter: Sure, well, let me make a comment there and then I’ll ask Jim to comment as well. Under the current agreement that we have with CBI under the sub-license we have the right to do final formulation manufacturing beyond the basic peptide itself. Chrysalis had the responsibilities for – and manufacturing of the initial peptide itself and then we get change formulations and then modify that going forward. And that has been – that work has been done in conjunction between us and Chrysalis BioTechnology over these last several years for the formulations that are currently in the clinical trials and pre-clinical work. And those would be Chrysalin and saline and then Chrysalin and a sustained release format of a couple of different varieties. So that has been the posture to date.

     Going forward of course, once the acquisition’s accomplished we would have control of the entire manufacturing process, from the development of the peptide itself all the way through any final formulations that we might have. Now clearly as a small company we do not anticipate doing all of the manufacturing ourselves. We have been working with large contract manufacturers who do these volumes in large quantities and they’re able to leverage their technology. So that’s kind of generally it Chris, it’s been a partnership with Chrysalis and kind of a split responsibility for orthopedics, that would now change after the acquisition and we would be fully integrated, if you will, from the start of the peptide all the way to the final formulation. And it would simply be a question of how much of that we intend to do ourselves versus how much of that we intend to do through contract manufacturing.

     Jim, do you have anything else to add to that?

Jim Ryaby: Um, Chris?

Chris Shibutani: Yes?

Jim Ryaby: Yeah, just to reiterate what Tom said, which is that we have been doing this in partnership with Chrysalis and we see the same key personnel at Chrysalis that compliment our in house personnel continuing to basically direct all of the development and formulation of the peptide. And we don’t really see anything except for maybe from economies of scale going forward.

Tom Trotter: But of course Chris, we would be capturing, OrthoLogic would be capturing all of whatever manufacturing margins would ensue, and any potential products here rather than just a piece on final formulation, which could be significant in the years ahead. We also have, through the last several years, developed some excellent working relationships with large contract parental plant aseptic fill operations for example. As well as people working on particular formulations that – specialized formulations that we’ve been developing. So there’s a pretty extensive network we’ve developed there and that has all been working well, this just gives us an opportunity I think to get more control of that process and capture the profit that may be associated with it.

Chris Shibutani: That’s very helpful. On the intellectual property side, if you think about these other potential clinical applications and as you consider what to do with them how to possibly partner etcetera. Are there any particular timelines that people should be aware of in terms of key intellectual property and dates on a forward basis that might influence the kinds of discussions you’ve had for partners, etcetera?

Tom Trotter: Sure, I think typical of any biotech company you have certain patents and then you’re always in the process of filing additional patent applications on formulations and so forth. Because it’s public information we can certainly disclose that the underlying composition patents of TP508 have expiration dates in the US of 2011 and 2013. And outside the United States it’s earlier than that, it’s in the 2007 range. Those are on the composition patents, however we’ve filed a number of – through Chrysalis – have filed a number of formulation patents, which we believe could very well have the opportunity to extend that coverage out into the timeframe beyond 2020. Beyond that, there is also, through the Waxman Act, there is a caveat that as long as you get FDA approval for at least one NDA relative to the underlying technology prior to the expiration of the patent in the US you would get a minimum of a 5 year extension on the patents, and it could be longer. It depends upon how much time you’ve spent in the regulatory process.

     So for example, if you spent 6 of 7 years from your initial IND until you got NDA approval you could potentially get that time added to the underlying composition patent. So we feel very comfortable, we think that in our current projection anyway that we will have – would have an NDA potential approval by 2011, which would effectively extend the underlying composition patents out into the timeframe of potentially 2016, 2018. And then if the formulation patents, which we have submitted and have hopes for are indeed granted we would go on beyond 2020. So I think as we have been working with some biotechnology consultants, experts in the area and they’ve told us that they believe the patent portfolio here is certainly a good one and possibly as strong as what you might expect in a company of our size.

Chris Shibutani: Okay, thank you for all the additional information. Congratulations.

Tom Trotter: Thanks.

Operator: Thank you, our next question is coming from Bill Plovanic of First Albany Capital, please pose your question.

Bill Plovanic: Thank you, good morning Tom.

Tom Trotter: Hi Bill, how are you?

Bill Plovanic: Good as usual, um, I have a question and then Brian is going to ask a couple questions. Can you hear us okay?

Tom Trotter: Sure.

Bill Plovanic: Okay, first with the acquisition would you expect to consolidate all the employees into one location or would you keep running two separate facilities?

Tom Trotter: Okay, first of all, let me give a little background there. We have our facility here for those who are new to the story; here in Tempe we have approximately 30 employees in our facility here. Chrysalis’ facility is in a leased facility in Galveston, Texas. They have around 10 employees in that facility. Our initial plan would be to maintain the lease; it’s not a significant expense to us to maintain the lease in Galveston, certainly through the end of this year, to give us a real opportunity to understand better the technologies and the opportunities that are there. And it’s possible that we may continue that for some extended period of time. We have to see some real benefit in moving or asking folks to move here to Tempe, as I said since 1998 we’ve been working with these folks Bill, and they’ve been in Galveston, we’ve been in Tempe and we’ve done a lot of great work together. We would have to be convinced that it made sense to consolidate into one location.

Brian: Hey guys, how’s it going?

Tom Trotter: Okay, hi Brian.

Brian: Um, quick two questions. First of all can you remind me what the follow-up times for the cartilage trials and with the ligament and tendons trials would be?

Tom Trotter: That’s a follow-up...?

Jim Ryaby: Brian, I think it’s premature to really predict what the follow-up times – you know seeing that we have not even yet, we don’t plan until later this year to in fact have a pre-IND meeting with the FDA on the cartilage repair indication. I think it’s premature to really talk about follow-up times. And as I said in my comments, really the pre-clinical studies just, will just be beginning this summer and in terms of the pre-clinical animal studies for ligament and tendon repair. So I really can’t predict now what a clinical trial in those indications would look like.

Brian: Okay and going, switching gears to CBI for a second, you know we have the other indications like oral/maxillofacial, cardiovascular and wounds healing...I know they’re currently doing a dental trial, what other trials are they engaged in?

Tom Trotter: Um, well, we can comment a little bit on that and again, we would like to have the opportunity to do a thorough evaluation of that and do a better job for you with a question like that, Brian, on our next conference call. But I think what we can tell you today is, they’ve done some – a couple of pre-clinical trials at a very prestigious heart center in Texas, a world renowned heart center in Texas in which they’ve done a couple of pre-clinical trials with some very exciting results and this was for really for ischemic heart and revascularization, really quite some exiting results. Now that is pre-clinical work, my understanding is a couple of trials have been done; the work is on-going but that – certainly not yet at a stage of getting an IND to begin a human clinical trial for that indication, just some very exciting pre-clinical work. Obviously that is a very important area as heart and coronary artery disease continues to be a major focus of most major medical companies and cardiovascular.

     In the wound healing arena, that is the area they spent the most amount of time with and have advanced the furthest with. They’ve done extensive pre-clinical work in diabetic ulcers, they have completed successfully a phase 1, 2 human clinical trial for diabetic ulcer and those results that – I’ll ask Jim in a minute to give a little more clarity on that – were presented and they were very good results. They have spent the time, I think that was in 2002 and Jim will comment on that but since that time they’ve been working on a gel formulation for that potential product and hopefully moving on to potentially a phase 2 B-trial to evaluate Chrysalin in a gel formulation for diabetic ulcers.

     And then finally, most recently I think they had a press release out on this a couple of months back, they had some very exciting initial work being done in the area of dental bone restoration. But let me really turn this over to Jim, I think he can comment. Those are the three most advanced programs that I’m aware of but Jim maybe you want to comment.

     Jim Ryaby: Good morning, Brian. Yeah I think the important thing really in terms of their clinical trial is they, Chrysalis, conducted a clinical trial on diabetic ulcers, which was a placebo controlled randomized double blind clinical trial which compared two doses of Chrysalin to placebo in the care of diabetic wounds. And this was a 20 week study and the results showed that in fact there was an effect of Chrysalin that looked very promising but we need to underscore that this was a pre-preliminary clinical trial that was a small say combined phase 1, phase 2 study but the results are certainly very promising. As Tom said the plan is that Chrysalis would in fact move forward with the phase 2 B-study looking at the peptides formulated in this gel, which would just be more amenable to treating diabetic ulcers over time. So that’s the current status of that, of course there is literally 10 to 12 years of pre-clinical phase 3 as well as efficacy studies done in various animal models that support that application.

     And then as far as, I think Tom did a great job of summarizing the cardiovascular study state. There have been both rabbit and pig studies looking at the effects of the peptide on myocardial revascularization and that the results are certainly very encouraging but I believe that more work would need to be done pre-clinically to really support moving forward into an initial human evaluation.

     And the dental bone regeneration was actually a rabbit study that showed great promise, much like we’ve shown, actually in collaboration with the Chrysalis group, on healing of fragmental defects of the same sort of experiment where you’re really asking to regenerate bone over a large area. And we have a publication coming out now in Journal of Orthopedic Research on the rabbit long-bone fragmental defect model and this basically complements that same work that we have done.

Brian: Is it safe to assume that the dosing is going to be similar between ortho and then you know dental bone and diabetic ulcers?

Jim Ryaby: Brian, I think that certainly what we can tell you is that in the initial diabetic ulcer trial as well as in our initial distal radius fracture trial, the doses are in the same range of essentially 1 to 10 micrograms as being effective. But clearly we don’t know in dental bone regeneration or any of the cardiac studies, really enough yet about dosing to predict what it would actually be in a human clinical trial.

Brian: Okay, thanks and I’ll get back to you in the second quarter.

Tom Trotter: Thank you.

Operator: Thank you our next question is coming from Justin Cable of B. Riley and Company, please pose your question.

Justin Cable: Hi, good morning guys.

Tom Trotter: Hi, Justin.

Justin Cable: Hey can you remind me what the timing of this deal is expected to be?

Tom Trotter: The timing of the close?

Justin Cable: Yeah.

Tom Trotter: Okay well this deal, because Chrysalis is a privately held company it requires an F-4 registration and our anticipation is that that is probably a 30 to 60 day process that typically, the situation is...But that depends, Justin, on whether the SEC chooses to review the documents and what process they may take. So I think it’s a potential close here within probably 60 days is a fair timeframe, what we said in the press release was third quarter. That could be potentially early in the third quarter. So I would imagine its probably if things go as planned, in the July timeframe.

Justin Cable: Okay, and you made comments that the incremental cost from CBI will be pretty minimal?

Tom Trotter: Yeah, well, you have to understand that the majority of the effort, a large part of the effort that has been going on in Galveston has been in support of the OrthoLogic programs, particularly in the manufacturing areas and formulation areas and so forth. So the cost that they’ve been bearing down there have really been on a contracted basis for us so within our spending of our R&D we have included those costs. So the incremental additional cost that they bring really centers in the additional indications that they’re working on but our at least initial look at it is that it will have a minimal impact on this year from an ongoing standpoint.

     Now once we’ve had an opportunity to evaluate the programs down there over the next several months, we think we will be in a better position as said in the summer, perhaps on the second quarter conference call, to give more clarity around the plans for investment there going forward. So initially we don’t see any significant or real impact on us this year, we need the opportunity though to evaluate where they are in the program. The only, the cash-out-of-pocket cost initially here, of which Sherry alluded to, is about 3 and a half million dollars, 2 and half would be the cash payment to Chrysalis and about a million dollars in associated costs of the acquisition less the 5% OrthoLogic already owns of the company. Do you have anything you want to add Sherry?

Sherry Sturman: No, I think you covered it.

Justin Cable: Okay.

Tom Trotter: Does that help you?

Justin Cable: Yeah and how many employees do they have?

Tom Trotter: They have about 10.

Justin Cable: Okay, and I guess in terms of looking at the overall long-term opportunity with CBI’s products, what do you – how does that change, I guess OrthoLogic’s long-term opportunities? Does it, I know you can’t really go into too many specifics but maybe you can just kind of say you know what – does it, does this transaction double your long-term revenue opportunities or you know I guess how do you, what’s your thoughts on that?

Tom Trotter: Well, let me state clearly here for everyone that we are primarily focused as we are today in the orthopedic segment and orthobiologics. That is at the forefront of what OrthoLogic is involved in, that’s what we’ve got the most experience with and are driving those programs forward and we intend to stay very focused on those programs because we believe orthobiologics in itself is an enormous market opportunity. It’s in the billions of dollars and we believe we’ve got leading candidates and as we’ve alluded on many past conference calls, we believe we have a low-cost manufacturing position and some tremendous opportunities on the orthobiologics arena. Having said that the markets that Chrysalis is looking at, the diabetic wound healing market is a very significant market opportunity given the fact that there’s no real product that has been extremely successful over there.

     I think Granex was the only product, Jim if I’m correct, that’s on the market and I think the results are mixed on that product. So there is a critical need here in the wound healing arena and as Jim alluded to, and I think you can actually go and probably see (since it was published) the results of their phase 1, phase 2 diabetic ulcer trial. They had some very exciting results there. Albeit preliminary results, but should we be as successful in taking that forward either ourselves or in partnership with another company, large one that’s focused in the wounds healing arena, I think the opportunity there is very significant.

     In addition, in the cardiovascular area, to my knowledge this would be a unique product if you had a product which had the opportunity to actually go into a ischemic heart and actually recreate vessel growth or enhance vessel growth and improve blood flow, totally unique to my knowledge, potentially delivered through a catheter. So I think that opportunity in the cardiovascular arena, given the huge market for cardiovascular and heart disease just in the United States alone, let along world wide is quite significant.

     And then finally in the bone restoration, dental bone restoration area, the numbers are interesting, they’re not small. I believe the numbers 2 to 300,000 reconstructions occurred last year in the United States. These are dental bone reconstructions where you’re doing implants or you have various other deterioration of the bone that needs repair. And having unique product there that’s going to significantly enhance the healing for those patients, it’s not an insignificant market by any means. And again what they’re talking about here, at least in the pre-clinical trial, which I thought was very compelling, was to take Chrysalin and basically a fairly simplified formulation and add it to commercially available grafting material and generate significant improvement for the patients, in terms of acceleration of healing. I found the data to be quite interesting.

     So these are not small markets, they are easily, probably as large as the orthopedic markets are world wide. Now will that double OrthoLogic’s potential market opportunity and revenue potential down the road? I don’t know that we know enough to answer that question but they are very significant.

Justin Cable: Well, I mean, certainly it’s a great value, I mean you basically give away about 13 – 15 and a half percent of the company it’s a huge incremental opportunity for the company overall so it sounds like a great investment. Um, does CBI have any existing partners on the research side?

Tom Trotter: Yes, they do. They have several that they’re been involved with as we do as well. However, none of them are equity owners in Chrysalis nor are they – do they have any rights to the product. They simply have some collaborations that they’re working on. We alluded to one at a major Texas heart center. There’s another on the oral/maxillofacial; I believe it’s in Louisiana. And then on the wound healing they’ve had several collaborations so there are a number of them there but none of them are in any way an encumbrance on the rights.

     This – and I would just like to re-emphasize again and use your question to do this – as great as the market opportunities are potentially here and significant expansion for OrthoLogic, the primary reasons that we, that drove us on this acquisition beyond the significant expansion of the platform I alluded to in my earlier comments, is this gives us control of the technology, effective control of the technology, for all indications, for all geographic areas worldwide. And that is a significant change for OrthoLogic. You alluded to a percentage of the ownership in the Company – I think you said 13% for a potential doubling of our market opportunities – it is more than that, Justin. It is more an issue beyond that of control, having the control of the technology and its future applications.

Justin Cable: Okay, great. Thank you.

Operator: Our next question is coming from Brian Meltzer, Candlewood. Please pose your question.

Rob Hopsen: Hi, this is Rob Hopsen, also from Candlewood. I’m trying to find it in our notes but is the University of Texas one of the primary shareholders of CBI?

Tom Trotter: The University of Texas is a shareholder of CBI. I don’t know their exact percentage but it’s a little larger than our percentage ownership in the Company. Recognize that Doctor Carney is a tenured professor at the University of Texas in Galveston UTMB, I guess they call it, and as such, when he’s spun the

Company out to form CBI the University of Texas took an equity position in the Company, as well as provided them with the license opportunity that they have. So, yes, University of Texas is a shareholder, although their ownership in the Company is not a majority by any means. It’s somewhat, a little larger than ours.

Rob Hopsen: Okay. I guess then it’s Doctor, Doctor Carney, is there a lockup on him in terms of when he can – he obviously then is the primary shareholder of CBI. Is there a lockup on those shares or can they float as soon as the deal is closed?

Tom Trotter: Actually, there is a lockup on the shares. Let me give a little more detail to this. It will take, as we said, something in the neighborhood of 60 to 90 days to close the transaction. Following the close of the transaction, for a 60 day period following the close of the transaction any shareholder who owns more than 5% of the shares that would be transferred has a limitation on them, a daily limitation on the percentage of their ownership that they can sell on any given day. And it’s in the range of 5% so we effectively believe we have mitigated the potential effect of that.

Rob Hopsen: Let me just get that clear. So they’re locked up hard for 60 days and then after that they can only sell 5% of their then shares on a daily basis?

Tom Trotter: No, that’s not correct. I said that they’re essentially locked up for the next 60 days until the transaction closes. Once the transaction closes for the 60 days following the closing of the transaction they are locked up to a maximum of 5% of their ownership on any trading day in that 60-day period.

Rob Hopsen: And then 60 days after the transaction closes then they’re free to do whatever they want.

Tom Trotter: That’s correct.

Rob Hopsen: Okay, thank you.

Operator: Thank you. Our next question is coming from John Petrow, an Independent Investor. Please pose your question.

John Petrow: Tom?

Tom Trotter: Hi, John.

John Petrow: How are you?

Tom Trotter: Great, thank you.

John Petrow: Good job. I’ve been around a long time. You keep doing the right things. Tom, can you comment on what was characterized in the press release, as well as earlier in your comments, of benefit being the reduction of royalties. My question would be why not an elimination of royalties rather than a reduction?

Tom Trotter: Okay. Well, we had a royalty rate in our sublicense agreement with Chrysalis and that rate was something less than 10%. The royalty rate, which would be paying to the University of Texas, since this will be a license, exclusive worldwide license from the University of Texas with OrthoLogic the effective holder of that, those royalty rates are something less than 5%. We’d rather not comment on exactly what they are, John.

John Petrow: Okay.

Tom Trotter: For competitive reasons but I can tell you it’s – you never want to refer to these things as a low number but given the margin potential of the Chrysalin products, you know, less than a 5% royalty did not seem like a significant number to us.

John Petrow: Okay. And lastly, Tom, I know it’d be purely hypothetical but is there some, are you comfortable offering to the audience what a calculable figure might have been looking out on the milestone payments?

Tom Trotter: Oh. Well, that depends on how many of the (inaudible).

John Petrow: (Inaudible) I realize.

Tom Trotter: But I can just tell you that there was, they were escalating. There is an initial 500 thousand dollars that was due on the filing of an IND.

John Petrow: Right.

Tom Trotter: And then beyond that I think on the filing of a acceptance for filing of an NDA I believe it was 2 million and on an NDA approval it was 4 million for each indication. So potentially if we were get all five of the orthopedic indications alone through that process it comes up pretty quickly to the ark acquisition price.

John Petrow: At minimum at least 6 million dollars we hope in the next 16 months or so on...

Tom Trotter: Right.

John Petrow: ...our current Phase III. All right, very good. That’s it, thanks.

Tom Trotter: Thank you, John.

Operator: Thank you. Our next question is coming from Bill Plovanic of First Albany Capital.

Bill Plovanic: It’s been answered, thank you.

Operator: Once again, the floor is open for questions. If you do have any further questions please press * one on your touchtone phone at this time. We have now a follow up coming from John Petrow, an Independent Investor.

John Petrow: Tom?

Tom Trotter: Yes, John?

John Petrow: You spoke clearly to the lockup with the stock. Did we enter some type of employment agreement with Doctor Carney?

Tom Trotter: Yes. The condition of signing the definitive agreement, Doctor Carney has entered into a two-year consulting agreement with OrthoLogic. He is a tenured professor at the University of Texas in Galveston; however, he will be a full time consultant for us for the two-year period of time just as an initial starting point. And he will also share our scientific advisory panel and we believe he’ll make a lot of great contributions to the Company going forward and he was a key individual as we looked at this deal.

John Petrow: Is that – in the case of any of the other 10 employees in Galveston where any of those people considered key as to enter into some similar agreement?

Tom Trotter: Yes, there are several employees in that group, very talented folks. I would tell you I believe all of the folks there are talented but there are several individuals there who are PhDs and who have very significant skill sets that are important to us and we have included them in more of a plan to have them by the time of the closing with employment agreements. It’s not a requirement but we have every reason to believe that they will join in and be part of it going forward. But there are several.

John Petrow: Okay, thanks.

Operator: At this time there appear to be no further questions. I’d like to turn the floor back over to Mr. Trotter.

Tom Trotter: Thank you, Operator. Let me conclude this call by thanking you all for your time and interest. We’re very excited about the prospects for OrthoLogic and with the anticipated addition of CBI expect the remainder of this year to be very busy and productive. This concludes our conference call. Have a good day. Thank you.

Operator: Thank you. This does conclude today’s teleconference. Please disconnect your lines at this time and have a wonderful day.